UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number:  333-129768

Aegean Marine Petroleum Network Inc.
(Translation of registrant’s name into English)

42 Hatzikyriakou Avenue Piraeus, Athens J3 185 38
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. dated May 23, 2007 announcing first quarter 2007 financial results and payment of dividends.

Exhibit 99.1

CONTACTS:
Ziad Nakhleh                                                                E. Nikolas Tavlarios                                    Investor Relations:
Chief Financial Officer                                                 President                                                      Leon Berman, Principal
(011) 30-210-458-6200                                                    (212) 763-5659                                             The IGB Group
znakhleh@ampni.com                                                   ntavlarios@ampni.com                              (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2007 Financial Results

PIRAEUS, Greece, May 23, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, announced today financial and operating results for the three months ended March 31, 2007.

First Quarter 2007 Highlights

•	Recorded net income of $6.6 million, or $0.16 basic and diluted earnings per share
•	Increased sales volumes by 41.4% to 718,445 metric tons
•	Generated gross spread on marine petroleum products of $18.1 million
•	Recorded operating income of $6.0 million
•
Enhanced full-service international marine fuel logistics infrastructure by taking delivery of the Ouranos, a 1983-built double-hull Panamax tanker to be deployed as a storage vessel in the UAE and capable of worldwide operations

•	Entered into an agreement to sell the Aegean Hellas, a 1982-built single-hull Aframax tanker

The Company recorded net income of $6.6 million, or $0.16 basic and diluted earnings per share, for the three months ended March 31, 2007. For purposes of comparison, the Company reported net income of $6.8 million, or $0.24 basic and diluted earnings per share, for the three months ended March 31, 2006. Following the Company’s $201 million initial public offering in December 2006, the weighted average basic and diluted shares outstanding for the three months ended March 31, 2007 were 42,410,000 and 42,432,474, respectively. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2006 were 28,035,000.

Total revenues for the three months ended March 31, 2007 increased by 23.4% to $213.8 million compared to $173.3 million for the same period in 2006. For the three months ended March 31, 2007, sales of marine petroleum products increased by 25.3% to $211.7 million compared to $169.0 million for the same period in 2006. Average marine fuel prices for the three months ended March 31, 2007 declined to $294.6 per metric ton compared to average marine fuel prices of $332.6 per metric ton for the same period in 2006.

Results for the first quarter of 2007 were driven by a 49.6% increase in the gross spread on marine petroleum products to $18.1 million compared to $12.1 million for the same period in 2006. For the three months ended March 31, 2007, the volume of marine fuel sold increased 41.4% to 718,445 metric tons compared to 508,075 metric tons in the year-earlier period as the Company experienced strong growth rates for its service centers located in Gibraltar and Jamaica. Sales volumes in the first quarter of 2007 also included sales relating to the Company’s service center in Singapore, which commenced physical supply operations in June 2006. Sales volumes in Greece declined due to the remaining effects of a dockworkers union strike that ended in late December 2006. In addition, sales volumes in the United Arab Emirates were adversely impacted by tight supplies during the first quarter of 2007. During the three months ended March 31, 2007, the gross spread per metric ton of marine fuel sold increased by $1.4 per metric ton, to $24.8 per metric ton, compared to $23.4 per metric ton during the three months ended March 31, 2006. This increase is attributable to an improved geographical sales mix.

Operating income for the three months ended March 31, 2007 was $6.0 million compared to $7.8 million for the same period in 2006. Operating expenses, excluding the cost of fuel, increased to $14.2 million for the three months ended March 31, 2007 compared to $8.6 million for the same period in 2006. The increase in operating expenses, excluding the cost of fuel, was partially due to a larger fleet of bunkering tankers owned and operated by the Company and higher amortization of drydocking costs, as well as storage costs in Gibraltar and administrative expenses in Singapore, both of which did not apply during the three months ended March 31, 2006. Aegean’s operating expenses, excluding the cost of fuel, during the first quarter of 2007 were primarily affected by higher general and administrative costs associated with Aegean’s transformation to a public company in December 2006 and are anticipated to stabilize over time.

Net income for the first quarter of 2007 was also affected by the results of the Company’s single-hull Aframax tanker, the Aegean Hellas, which lost $0.4 million in the first quarter of 2007 compared to a positive contribution of $1.4 million for the same period in 2006. During the first quarter of 2007, the Company entered into an agreement to sell the Aegean Hellas to an unrelated third party and the vessel was subsequently delivered to the buyer on April 17, 2007.

E. Nikolas Tavlarios, President, commented, “Our results for the first quarter of 2007 reflect strong sales volumes in our Gibraltar and Jamaica service centers compared to the same period in 2006. This notable performance was partially offset by low fuel sales volumes in the United Arab Emirates due to local supply disruptions resulting from reduced fuel imports as well as remaining effects of a dockworkers union strike in Greece, which was concluded in the fourth quarter of 2006. To mitigate future supply shortages, we plan to deploy the Ouranos, a 1983-built double-hull Panamax tanker acquired during the first quarter of 2007, as floating storage in the United Arab Emirates during the current second quarter. With a unique integrated supply model, which enables Aegean to effectively manage the supply chain, we remain well positioned to meet the growing worldwide demand for refined marine fuels during a time when we expect to substantially expand our fleet of high-quality vessels and global network of marine fuel service centers.”

Mr. Tavlarios added, “Following the delivery of the Ouranos, we plan to take delivery of seven newbuilding bunkering and specialty tankers during 2007. Through our considerable fleet expansion efforts, which include the delivery of 22 double-hull newbuildings under contract as well as options to acquire nine additional double-hull bunkering tankers, we expect to have a total of 44 double-hull bunkering tankers in 2010. Complementing the expansion of our delivery capabilities, we plan to open a minimum of five service centers over the next four years with two global service centers expected to launch in 2007, increasing our total to seven.”

Liquidity and Capital Resources
As of March 31, 2007, the Company had cash and cash equivalents of $63.1 million and working capital of $108.4 million.

Net cash used in operating activities was $3.5 million for the three months ended March 31, 2007. Net income, as adjusted for non-cash items, was $9.6 million for the period however, the net positive change in working capital accounts utilized $12.2 million in cash during the period and the Company made drydocking payments of $0.9 million during the period. Net cash used in investing activities was $18.4 million for the three months ended March 31, 2007, mainly due to additional payments of $6.6 million under the Company’s construction contracts with the shipyards as well as payments totaling $12.9 million to acquire its floating storage facility, the Ouranos. Net cash provided by financing activities was $2.6 million for the three months ended March 31, 2007, mainly due to additional drawdowns under the Company’s term loan facilities to finance a portion of the Company’s construction costs of its vessels.

As of March 31, 2007, the Company had approximately $90.6 million in available liquidity to finance working capital requirements, which includes unrestricted and undesignated cash and cash equivalents and a revolving overdraft facility under the Company’s $183.4 million senior secured credit facility. Furthermore, as of March 31, 2007, the Company had a $100 million revolving guarantee and letter of credit facility under the Company’s $183.4 million senior secured credit facility. Standby letters of credit are critical drivers of growth in the marine fuel industry as most suppliers of refined marine fuel transact on a secured basis. Finally, the Company had available funds of approximately $158.6 million under the Company’s secured term loans to finance the construction of its new double-hull bunkering tankers.

Ziad Nakhleh, Chief Financial Officer, stated, “Our financial results for the first quarter of 2007 were led by positive sales volume traction in select service centers as well as an increase in bunkering tanker utilization. During the quarter, our results were adversely impacted, as expected, by growth in direct and indirect company expenses related to our transformation to a public company. With a commitment to cost-effective operations, we believe that the upward curve of such expenses will stabilize over time. Our strong financial position, consisting of a working capital surplus, a robust capital structure and favorable credit facilities, bodes well for Aegean to further increase fuel sales volumes in both the near-term and long-term as we continue to grow our full-service international marine fuel logistics infrastructure.”

Acquisitions and Dispositions
On February 21, 2007, the Company announced it had entered into an agreement to purchase the Ouranos, a 1983-built 67,980 dwt double-hull Panamax tanker, for $11.8 million. The Company took delivery of the vessel, which it intends to use as floating storage, on February 20, 2007.  The Company also announced that it had entered into an agreement to sell the Aegean Hellas, a 1982-built 92,000 dwt single-hull Aframax tanker.  The sale was completed on April 17, 2007.

Summary Consolidated Financial and Other Data

	For the Three Months Ended March 31,
	2006	2007
	Unaudited	Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$168,983	$211,677
Voyage and other revenues	4,284	2,080
Total revenues	173,267	213,757
Cost of marine petroleum products sold	156,862	193,588
Salaries, wages and related costs	2,729	4,509
Depreciation and amortization	984	2,234
All other operating expenses	4,929	7,434
Operating income	7,763	5,992
Net financing cost (income)	873	(582)
Other non-operating expenses (income)	115	(14)
Net income	$6,775	$6,588

Basic and diluted earnings per share (U.S. dollars)	$0.24	$0.16

Other Financial Data:
Gross spread on marine petroleum products(1)	$12,121	$18,089
Gross spread on lubricants(1)	242	306
Gross spread on marine fuel(1)	11,879	17,783
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	23.4	24.8
Net cash provided by (used in) operating activities	1,442	(3,561)
Net cash used in investing activities	5,244	18,424
Net cash provided by financing activities	$4,504	$2,640

Sales Volume Data (Metric Tons): (2)
Greece service center	129,049	96,470
Gibraltar service center	150,824	274,991
UAE service center	153,541	133,511
Jamaica service center	64,040	155,857
Singapore service center	-	53,266
Other sales volumes(3)	10,621	4,350
Total sales volumes	508,075	718,445

Other Operating Data:
Number of bunkering tankers, end of period(4)	10.0	12.0
Average number of bunkering tankers(4)(5)	10.0	12.0
Number of owned storage facilities, end of period(6)	-	1.0

	As of December 31, 2006	As of March 31, 2007
		Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	82,425	63,080
Gross trade receivables	67,909	78,167
Allowance for doubtful accounts	1,106	1,408
Inventories	30,634	34,712
Current assets	183,742	182,222
Total assets	315,877	331,763
Trade payables	62,075	65,161
Current liabilities (including current portion of long-term debt)	68,019	73,867
Total debt	33,496	36,561
Total liabilities	100,878	110,036
Total stockholder’s equity	214,999	221,422

Working Capital Data:
Working capital(7)	115,723	108,355
Working capital excluding cash and debt(7)	33,381	45,311

(1)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e, the amount the Company pays its suppliers for those products.  For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	168,983	211,677
Less: Cost of marine petroleum products sold	156,862	193,588
Gross spread on marine petroleum products	12,121	18,089
Less: Gross spread on lubricants	242	306
Gross spread on marine fuel	11,879	17,783

Sales volume of marine fuel (metric tons)	508,075	718,445

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.4	24.8

The amount that the Company has to pay for marine petroleum products to fulfil a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs and other vessel operating expenses) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(2)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(3)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earns a significantly lower gross spread from its trading activities than from its physical supply activities.

(4)
This data does not include the Company’s Aframax tanker, the Aegean Hellas, and Panamax tanker, the Fos, because these vessels are not classified as bunkering tankers. The Company uses the Aegean Hellas as an ocean-going tanker and the Fos as a floating storage facility in Gibraltar.

(5)
Average number of bunkering tankers is the number of bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(6)
During the three months ended March 31, 2007,  the Company used its double hull Panamax tanker, the Fos, as a floating storage facility in Gibraltar. During the three months ended March 31, 2006, the Company did not own or lease storage facilities in Gibraltar because it was purchasing marine fuel exclusively from Fuel and Marine Marketing Ltd, the marine division of Chevron, under a long-term supply contract.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The  Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

(7)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2007 Dividend Announcement
On May 22, 2007, the Company’s Board of Directors declared a first quarter 2007 dividend of $0.01 per share payable on June 21, 2007 to shareholders of record as of June 7, 2007. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, May 24, 2007, to discuss its 2007 first quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 888-694-4702 (for U.S.-based callers) or 973-582-2741 (for international callers) and enter the passcode: 8756113.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available by dialing 877-519-4471 (for U.S.-based callers) or 973-341-3080 (for international callers) and enter the passcode: 8756113.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  Through its service centers in Greece, Gibraltar, Singapore, Jamaica and the United Arab Emirates, the Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See unaudited consolidated financial statements attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2006	March 31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$63,080
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,408, as of December 31, 2006 and March 31, 2007, respectively	66,803	76,759
Due from related companies	469	3,896
Inventories	30,634	34,712
Prepayments and other current assets	2,661	3,015
Restricted cash	750	760
Total current assets	183,742	182,222

FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,779	66,332
Vessels, cost	70,943	70,943
Vessels, accumulated depreciation	(9,662)	(10,933)
Vessels’ net book value	61,281	60,010
Other fixed assets, net	1,206	1,258
Total fixed assets	109,266	127,600

OTHER NON-CURRENT ASSETS:
Restricted cash	12,336	11,110
Deferred charges, net	10,519	10,512
Other non-current assets	14	14
Total assets	$315,877	$331,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$833	$796
Trade payables to third parties	42,872	50,416
Trade payables to related companies	19,203	14,745
Other payables to related companies	125	27
Accrued and other current liabilities	4,986	7,883
Total current liabilities	68,019	73,867

LONG-TERM DEBT, net of current portion	32,663	35,765

OTHER NON-CURRENT LIABILITIES	196	404

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,410,000 shares, issued and outstanding at December 31, 2006 and March 31, 2007	424	424
Additional paid-in capital	185,103	185,363
Retained earnings	29,472	35,635
Total stockholders’ equity	214,999	221,422

Total liabilities and stockholders’ equity	$315,877	$331,458

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2006	2007

REVENUES:
Sales of marine petroleum products – third parties	$166,027	$208,354
Sales of marine petroleum products – related companies	2,956	3,323
Voyage revenues	3,849	1,728
Other revenues	435	352

Total revenues	173,267	213,757

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	117,811	165,950
Cost of marine petroleum products sold – related companies	39,051	27,638
Salaries, wages and related costs	2,729	4,509
Depreciation	781	1,306
Amortization of drydocking costs	203	928
Management fees	45	45
Other operating expenses	4,884	7,389

Total operating expenses	165,504	207,765

Operating income	7,763	5,992

OTHER INCOME/(EXPENSE):
Interest and finance costs	(975)	(344)
Interest income	102	926
Foreign exchange gains (losses), net	(109)	15
	(982)	597

Income before income taxes	6,781	6,589

Income taxes	(6)	(1)

Net income	$6,775	$6,588

Basic earnings per common share	$0.24	$0.16
Diluted earnings per common share	$0.24	$0.16

Weighted average number of shares, basic	28,035,000	42,410,000
Weighted average number of shares, diluted	28,035,000	42,432,474

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2006	2007
Cash flows from operating activities:
Net income	$6,775	$6,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	781	1,306
Provision for doubtful accounts	(44)	302
Restricted stock amortization	-	260
Amortization of deferred charges	207	928
Other non-cash charges	47	208
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	2,214	(10,258)
Increase in due from related companies	(2,703)	(3,427)
Increase in inventories	(3,065)	(4,078)
Increase in prepayments and other current assets	(654)	(354)
(Decrease)/increase in trade payables	(2,191)	3,086
Decrease in other payables to related companies	(28)	(98)
Increase in accrued and other current liabilities	733	2,897
Increase in other non-current assets	(143)	-
Payments for dry-docking	(487)	(921)
Net cash provided by (used in) operating activities	1,442	(3,561)

Cash flows from investing activities:
Advances for vessels under construction	(4,864)	(6,647)
Advances for acquired assets	(670)	(12,906)
Returned advances	620	-
Purchase of other fixed assets	(16)	(87)
Decrease (increase) in restricted cash	(314)	1,216
Net cash used in investing activities	(5,244)	(18,424)

Cash flows from financing activities:
Proceeds from long-term debt	236	3,065
Repayment of long-term debt	(914)	-
Net change in short-term related company borrowings	5,182	-
Dividends paid	-	(425)
Net cash provided by financing activities	4,504	2,640

Net increase (decrease) in cash and cash equivalents	702	(19,345)
Cash and cash equivalents at beginning of period	7,602	82,425
Cash and cash equivalents at end of period	$8,304	$63,080

       AEGEAN MARINE PETROLEUM NETWORK INC.
                CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

The accompanying unaudited consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2007.

The unaudited consolidated financial statements presented in this report should be read in conjunction with the Company’s audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2006.

2.           Adoption of New Accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) AUG AIR-1, "Accounting for Planned Major Maintenance Activities" (“FSP AUG AIR-1”). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board (“APB”) Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. The adoption of this FSP did not have a material impact on the Company’s financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”).  SFAS 155 amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company’s financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
                CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

3.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	March 31, 2007
Held for sale:
Marine Fuel Oil	21,535	29,006
Marine Gas Oil	7,972	4,565
	29,507	33,571
Held for consumption:
Marine fuel	654	685
Lubricants	394	393
Victuals	79	63
	1,127	1,141

Total	30,634	34,712

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Advances for Vessels Under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of March 31, 2007, advances for vessels under construction and acquisitions, is analyzed as follows:

			March 31, 2007
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Expenses	Total
Fujian Shipyard
DN-3500-1	2007	8,350	4,593	255	4,848
DN-3500-2	2007	8,350	2,953	213	3,166
DN-3500-3	2007	8,350	2,953	159	3,112
DN-3500-4	2007	8,350	1,933	90	2,023
DN-3500-5	2007	8,350	1,932	75	2,007
DN-3500-6	2008	8,350	1,932	44	1,976
DN-3500-7	2008	8,350	758	36	794
DN-3500-8	2008	8,350	757	66	823
DN-3500-9	2008	8,350	757	66	823
DN-3500-10	2008	8,350	757	66	823
Severnav Shipyard
N 2220000	2007	10,858	3,725	182	3,907
N 2230007	2007	10,885	3,698	182	3,880
Qingdao Hyundai Shipyard
QHS-207	2008	11,600	2,000	25	2,025
QHS-208	2009	11,600	2,000	25	2,025
QHS-209	2009	11,600	2,000	25	2,025
QHS-210	2009	11,600	2,000	25	2,025
QHS-215	2009	11,600	2,000	25	2,025
QHS-216	2009	11,600	2,000	25	2,025
QHS-217	2009	11,600	2,000	25	2,025
QHS-220	2008	11,000	4,780	85	4,865
QHS-221	2008	11,000	2,900	63	2,963
QHS-222	2009	11,000	1,020	59	1,079
QHS-223	2009	11,000	1,020	59	1,079
QHS-224	2009	11,000	1,020	63	1,083
Acquired Assets
Ouranos	2007	11,750	11,750	1,156	12,906

	Total	253,193	63,238	3,094	66,332

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double-hull Panamax tanker which it intends to position at one of its ports as a floating storage facility. The purchase price of this vessel was $11,750 of which a 10% advance payment of $1,175 was paid to the seller on February 12, 2007. The remainder of the purchase price was paid upon delivery of the vessel, which occurred on February 20, 2007.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Advances for Vessels Under Construction and Acquisitions: (Continued)

This vessel is undergoing modifications to its infrastructure which are necessary for its use as a floating storage facility. The modifications, transportation and positioning costs are capitalized and included as part of the carrying cost of the floating storage facility and were $1,156 as of March 31, 2007. The floating storage facility is expected to be operational in June 2007.

During the three months ended March 31, 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2007	46,779
Advances for vessels under construction and related costs	6,647
Payments for second hand vessel acquisitions	12,906
Balance, March 31, 2007	66,332

As of March 31, 2007, the remaining obligations under these contracts are payable as follows:

Amount
April 1 to December 31, 2007	65,197
2008	82,938
2009	41,820
189,955

5.      Vessels:

During the three months ended March 31, 2007, the movement of the account, vessels, was as follows:

	Vessel Cost	Accumulated Depreciation	Vessels’ Net Book Value
Balance, January 1, 2007	70,943	(9,662)	61,281
- Depreciation	-	(1,271)	(1,271)
Balance, March 31, 2007	70,943	(10,933)	60,010

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party purchaser to sell the Aegean Hellas at a price of $8,791. On February 14, 2007, the Company received a 20% advance payment, of $1,758. The sale was completed on April 17, 2007.

  AEGEAN MARINE PETROLEUM NETWORK INC.
               CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

6.      Deferred Charges:

During the three months ended March 31, 2007, the movement of the account, deferred charges, was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2007	9,884	635	10,519
- Additions	921	-	921
- Amortization	(928)	-	(928)
Balance, March 31, 2007	9,877	635	10,512

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of operations.

7.	Total Debt:

The amounts comprising total debt are presented in the accompanying consolidated balance sheets as follows:

Loan Facility	December 31, 2006	March 31, 2007
Secured syndicated term loan dated 26.10.2005	13,503	13,654
Secured syndicated term loan dated 30.8.2005	4,964	4,964
Secured term loan dated 10.02.2006	4,175	4,175
Secured term loan dated 25.10.2006	2,350	3,760
Secured term loan dated 27.10.2006	1,504	3,008
Secured syndicated term loan dated 30.10.2006	7,000	7,000
Total	33,496	36,561
Less: Current portion of long-term debt	833	796
Long-term debt, net of current portion	32,663	35,765

The annual principal payments of long-term debt required to be made after March 31, 2007, are as follows:

Amount
April 1 to December 31, 2007	343
2008	2,061
2009	2,479
2010	2,680
2011	2,393
2012 and thereafter	26,605
36,561

  AEGEAN MARINE PETROLEUM NETWORK INC.
               CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

8.      Other Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Three Months Ended March 31,
	2006	2007
Vessel voyage expenses	1,554	1,377
Vessel insurance	363	402
Vessel repairs and maintenance	399	459
Vessel spares and consumable stores	323	357
Vessel consumption of marine petroleum products	712	1,381
Provision for doubtful accounts	(44)	302
Storage costs	-	248
Other	1,577	2,863
Total	4,884	7,389

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s fuel purchase agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is lacking in merit, and management believes that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

  AEGEAN MARINE PETROLEUM NETWORK INC.
               CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

10.           Equity Incentive Plan:

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Equity Incentive Plan (“2006 Plan”) adopted by the Company on November 2, 2006. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter. The foregoing grant is subject to accelerated vesting upon certain circumstance set forth in the 2006 Plan.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the three months ended March 31, 2007 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2007	107	15.75
Granted	109	14.06
March 31, 2007	216	14.90

The grant-date fair value of the restricted stock awarded on February 27, 2007 was $14.06 per share, as determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $260 was recognized and included under salaries, wages and related costs in the accompanying consolidated statement of operations for the three months ended March 31, 2007.

As of March 31, 2007, there was $2,924 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at March 31, 2007, is expected to be recognized as compensation expense over a weighted average period of 2.6 years as follows:

Amount
April 1 to December 31, 2007	1,166
2008	903
2009	512
2010	263
2011	80
2,924

11.  Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of March 31, 2007, the Company had no shares of preferred stock issued and outstanding and had 42,410,000 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2007, the Company declared and paid dividends of $425.

  AEGEAN MARINE PETROLEUM NETWORK INC.
               CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)

         (Expressed in thousands of U.S. dollars –
        except share and per share data, unless otherwise stated)

12.        Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Three Months Ended March 31,
	2006	2007
Greece	42,382	28,616
Gibraltar	48,102	78,120
United Arab Emirates	51,033	39,959
Jamaica	22,161	45,528
Singapore	-	16,077
Other	5,305	3,377
Total	168,983	211,677

The Company’s long-lived assets consist mainly of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and repositions among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location. Under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they carry. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2006	March 31, 2007
Gibraltar	23,492	23,122
United Arab Emirates	14,572	14,230
Jamaica	14,071	7,699
Singapore	5,656	11,612
United States of America	785	782
Greece	123	123
International waters	3,788	3,700
Total	62,487	61,268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated:  May 25, 2007                                           By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios
Title:  President

SK 23250 0002 777799